UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

August 27, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

Dear Shareholder,

You are cordially invited to attend a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) to be held at 10:30 a.m., Israel time, on September 21, 2015 at the Company's offices at Europark Yakum, France Building, Yakum, Israel. The purpose of the Meeting is to (i) approve an increase in the number of the Company's registered share capital to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and to amend the Articles of Association of the Company to reflect such increase; and (ii) approve the grant of options in a private placement exercisable for Ordinary Shares of the Company to large suppliers and service providers of the Company's subsidiary, Mega Retail Ltd., or Mega Retail, for up to 30% of the outstanding debt owed by Mega Retail to them, and approve the issuance of the underlying shares upon conversion, as described in item 2 of the proxy statement.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel Aviv Stock Exchange you may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your shares.

Thank you for your continued cooperation.

Very Truly Yours, Avigdor Kaplan Chairman of the Board of Directors

Yakum, Israel

August 27, 2015

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Alon Blue Square Israel Ltd. (the “Company”) will be held at 10:30 a.m., Israel time, on September 21, 2015 at the Company's offices at Europark Yakum, France Building, Yakum, Israel in order to adopt the following resolutions or to consider the following items:

1.	To approve an increase in the number of the Company's registered share capital to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and to amend the Articles of Association of the Company to reflect such increase; and
2.	To approve the grant of options exercisable for Ordinary Shares of the Company to large suppliers and service providers of the Company's subsidiary, Mega Retail Ltd., for up to 30% of the outstanding debt owed by Mega Retail to them, and approve the issuance of the underlying shares upon conversion, as described in item 2 of the proxy statement.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of business on August 21, 2015 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by September 11, 2015.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors, Avigdor Kaplan Chairman of the Board of Directors

Yakum, Israel

August 27, 2015

ALON BLUE SQUARE ISRAEL LTD.

Europark Yakum, France Building,

Yakum 60972, Israel

___________________________

PROXY STATEMENT

For the Special General Meeting of Shareholders

to be held on September 21, 2015

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by BNY Mellon (“BNY”), of Alon Blue Square Israel Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Special General Meeting of Shareholders (the “Meeting”), to be held on September 21, 2015 at 10:30 (Israel time) at the offices of the Company, Europark Yakum, France Building, Yakum, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following items:

1.	To approve an increase in the number of the Company's registered share capital to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and to amend the Articles of Association of the Company to reflect such increase; and
2.	To approve the grant of options exercisable for Ordinary Shares of the Company to large suppliers and service providers of the Company's subsidiary, Mega Retail Ltd., for up to 30% of the outstanding debt owed by Mega Retail to them, and approve the issuance of the underlying shares upon conversion, as described in item 2 below.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two (2) business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about August 27, 2015. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on August 21, 2015 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on August 16, 2015, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy shall constitute a quorum regardless of the number of shares represented.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of August 16, 2015, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd ("Alon"). (2) Alon Retail Ltd. (3) Menorah Mivtachim Holdings Ltd. (4) Directors and Officers of the Company as a group(5)	47,957,264 30,604,303 5,826,103 0(5)	72.71% 46.40% 8.83% 0%

(1)	The percentage of outstanding Ordinary Shares is based on 65,954,427 Ordinary Shares outstanding as of January 26, 2015 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).

(2)	Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail Ltd. described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd..

(3)	Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 48.21% (excluding shares held by Alon as treasury shares) by eight collective acquisition entities of kibbutzim in Israel and approximately 51.79% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, and which is controlled by Advocate Shraga Biran who holds all of the voting rights in Shibag Ltd. through a direct holding in 85% of the shares that grant voting rights in Shibag Ltd. (“Voting Shares in Shibag”) and through a power of attorney relating to voting rights for the other 15% of the Voting Rights in Shibag held by Mr. Boaz Biran), holding 79.4% of the capital and voting rights of Bielsol Investments (and is the controlling shareholder of Bielsol Investments), and Advocate Shraga Biran is the controlling shareholder of Shibag Ltd.; D.B.W Investments Ltd. (a company owned and controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments; Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company owned and controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)	The shares are held by subsidiaries of Menora Mivtachim Holdings Ltd. (“Menora Holdings”), as follows: Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Shomera Insurance Company Ltd, and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Holdings is an Israeli company, publicly traded (listed on the Tel Aviv stock exchange). Approximately 61.9% of Menora Holdings outstanding shares are held by Najaden Establishment and Palamas Establishment, foreign corporations, incorporated in Vaduz, Liechtenstein. These corporations are held in trust for the heirs of the late Mr. Gurevitch, Ms. Tali Griffel and Ms. Niva Gurevitch.and the heirs by will of the deceased Mr. Menachem Gurevitch are the sole beneficiaries. The remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Finance Ltd. and Shomera Insurance Company Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Mutual Funds Ltd. is a wholly owned subsidiary of Menora Mivtachim Finance Ltd. (which is wholly owned by Menora Holdings). Part of the shares reported are owned by Menora Holdings via Menora Mivtachim Insurance Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Gemel Ltd. and Menora Mutual Funds Ltd. on behalf of members of the public (customers which the above-mentioned companies are investing on behalf of) through various financial instruments, such as, among others, provident funds, mutual funds, pension funds and insurance policies. Each of the above-mentioned companies makes independent voting and investment decisions. As of August 16, 2015, the ordinary shares beneficially held by Menora are held through the following: (i) Pension and Provident Funds – 4,097,140 ordinary shares; (ii) Insurance Policies – 1,315,198 ordinary shares.

(5)	Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

ITEM 1 – PROPOSAL TO INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED ORDINARY SHARES

The Board of Directors of the Company has approved an increase of the Company’s registered share capital from NIS 100 million divided into 100 million Ordinary Shares, NIS 1.00 per Ordinary Share each, to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and to amend the Company's Articles of Association to reflect such increase.

This increase in registered share capital would allow the Company to meet its future business and financial needs as they may arise. In particular, in connection with the recently announced approval of a plan of recovery and arrangement for the Company's subsidiary, Mega Retail, the Company intends to raise additional capital in an amount of at least NIS 150 million through a rights offering to Company shareholders (the “Rights Offering”). The Company may also seek alternative forms of financing, including through a private placement of shares to its controlling shareholder, Alon Israel Oil Company Ltd. (the “Private Placement”), subject to all required corporate approvals. In addition, the Company intends to issue Ordinary Shares to large suppliers and service providers of the Company's subsidiary, Mega Retail Ltd. upon conversion of up to 30% of the outstanding debt owed by Mega Retail to them, as described in item 2 below. The Company may also issue shares for other bona fide corporate purposes.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve an increase in Company's registered share capital to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and to amend the Company's Articles of Association to reflect such increase.”

The affirmative vote of the holders of a majority of two thirds of the shareholders entitled to vote and voting thereon represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR an increase of the Company's registered share capital to NIS 300 million divided into 300 million Ordinary Shares, NIS 1.00 per Ordinary Share each, and to amend the Company's Articles of Association to reflect such increase.

ITEM 2 – PROPOSAL TO APPROVE THE GRANT OF OPTIONS ENABLING CONVERSION OF SUBSIDIARY'S DEBT INTO
ORDINARY SHARES OF THE COMPANY AND ISSUANCE OF THE ORDINARY SHARES UPON CONVERSION

The articles of association of the Company provide that a private placement of the Company’s shares or convertibles of more than 10% of the outstanding share capital of the Company requires the approval of the shareholders of the Company at a general meeting. In addition, to the extent the issuance of such shares qualifies as a "material private placement" under section 270(5) of the Companies Law, such issuance would also require the approval of the shareholders of the Company at a general meeting.

The terms of the previously announced court approved plan of recovery and creditor arrangement for the Company's subsidiary, Mega Retail, provide that large suppliers and service providers of Mega Retail would receive options from the Company enabling them to convert up to 30% of the existing debt owed to them by Mega Retail into Ordinary Shares of the Company during a period of five months commencing seven days from the closing of the Rights Offering described in Item 1 above. During the first two months, the large suppliers would be able to convert up to 30% of their existing debt into Ordinary Shares of the Company at the price per share in the Rights Offering, and during the remaining three months, the conversion price would be the higher of (i) 120% of the price per share in the Rights Offering and (ii) the average closing price of the Company's shares during the 30 trading days prior to conversion. In furtherance of the plan of recovery and creditor arrangement, the Board of Directors of the Company has approved the grant of the options to large suppliers and service providers of Mega Retail enabling them to convert up to 30% of the outstanding debt owed by Mega Retail to them and approved the issuance of the underlying Ordinary Shares upon such conversion (collectively, the “Share Issuance”).

It is also possible that the period of conversion and conversion price for the Share Issuance described above will be based on the Private Placement instead of the Rights Offering. In such a case, the large suppliers and service providers would be able to convert their existing debt into Ordinary Shares of the Company during a period of five months commencing seven days from the closing of the Private Placement. In addition, in such a case, during the first two months, the large suppliers would be able to convert up to 30% of their existing debt into Ordinary Shares of the Company at the price per share in the Private Placement, and during the remaining three months, the conversion price would be the higher of (i) 120% of the price per share in the Private Placement and (ii) the average closing price of the Company's shares during the 30 trading days prior to conversion.

Shareholder approval is required under the Company's articles of association if the Share Issuance results in the issuance of more than 10% of the outstanding share capital of the Company or, for the avoidance of doubt only, if the Share Issuance qualifies as a "material private placement" under the Companies Law. By way of example only, assuming that all large suppliers and service providers of Mega Retail convert in full the 30% of the existing debt owed to them by Mega Retail and assuming the conversion price per share is $1.052, the average closing sale of the Company's Ordinary Shares on the NYSE during the 30 day trading period prior to and including August 21,2015, the Company would issue up to 47,847,500 Ordinary Shares, representing approximately 42% of the Company's outstanding share capital to such large suppliers and service providers of Mega Retail. However, the number of Ordinary Shares that would be issued is subject to change based upon the number of large suppliers and service providers who elect to convert their debt into Ordinary Shares, the amount of debt such large suppliers and service providers choose to convert, the price per share in the Rights Offering or Private Placement, as the case may be, and the average closing price of the Company's Ordinary Shares during the 30 trading days prior to conversion. The consummation of the Share Issuance is subject to approval of item 1 of this proxy statement as well.

It is therefore proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, to approve the grant of options in a private placement to large suppliers and service providers of the Company's subsidiary, Mega Retail Ltd., enabling them to convert up to 30% of the outstanding debt owed by Mega Retail to them into ordinary shares of the Company and approve the issuance of the underlying shares upon such conversion.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the approval of the above mentioned Share Issuance.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Avigdor Kaplan

Chairman of the Board of Directors

Dated: August 27, 2015

Special General Meeting of Shareholders of Alon Blue Square Israel Ltd.

Date: September 21, 2015

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here — Please Date Above

Please Sign Here — Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Shareholders of Alon Blue Square Israel Ltd. to be held September 21, 2015 For Holders as of August 21, 2015

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time September 16, 2015.

PROXY TABULATOR FOR
ALON BLUE SQUARE ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

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CLIENT #

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Alon Blue Square Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on September 16, 2015)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Alon Blue Square Israel Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 21, 2015** at the **Special General Meeting** of the Shareholders of Alon Blue Square Israel Ltd. to be held at their executive offices on **September 21, 2015** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON BLUE SQUARE LSRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903